Exhibit 99.1

FASHION TV HD NOW AVAILABLE ON RRSAT GLOBAL NETWORK ON
INTELSAT-805 SATELLITE FOR DISTRIBUTION OVER NORTH,
CENTRAL AND SOUTH AMERICA

Reem, Israel – October 1, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it will be providing uplink, playout and connectivity services for the widely-viewed Fashion TV Paris High Definition channel, FTV HD, which will now be available in full HD 1080i@50 format on RRsat’s satellite platform on Intelsat-805  with broad distribution over North, Central and South America.

Michel Adam, the President and CEO of Fashion TV said, "Our exciting FTV HD channel joins our popular FTV SD version available on RRsat’s IS 805 DTH platform since 2003.  This premier offering to the growing Latin American market is perfect for those viewers seeking the newest and hottest fashion programming in a premier viewing experience and is expected to play a significant role in increasing to over 16 million the connected homes already reached by FTV together with Turner Latin in South America, Central America and the Caribbean.  With RRsat, we know that we are guaranteed robustness and quality of service; we now distribute in 193 countries to over 350 million households originating from the RRsat Global Network.”

“We are proud to announce the launch of FTV HD on RRsat’s IS 805 DTH platform,” commented David Rivel, CEO and Founder of RRsat. “Fashion TV has now chosen RRsat to distribute four of its advanced HD channels comprising FTV HD, over North America and to DISH Network, FTV’s High Definition channel to Asia, Australia, via Asiasat-5 satellite, and to Europe, Middle East and Africa via EuroBird-9 satellite.  This new contract from FTV clearly attests to their long standing satisfaction with RRsat’s unique and extensive service offering.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

About FashionTV
Fashion TV broadcasts in 193 countries to over 350 million households and 7 million public locations across the 5 continents; it is the only 24-hour fashion, beauty & lifestyle television station worldwide. Based in Paris, France since 1997, Fashion TV is streamed through 30 satellites and thousands of cable operators and its content focuses on fashion shows, backstage access, photographers, models and celebrities.

In North America, FashionTV channel is broadcast in Miami Beach via Atlantic broadband Cables (channel number 179) and FTV HD is also available all over the USA in English in the Platinum HD package on DISH Network (channel number 374) and in Spanish via the Dish LATINO Ultimate Pack (channel number 5304) and as Direct-To-Home via IntelSat 805 satellite. In addition, FashionTV’s thematic channels and a Video on Demand service is offered via its f.Club membership for a monthly fee on www.ftv.com and with its cooperation with Google, the new “FashionTV channel on YouTube” has extensive web following (21 million views in Q2 of 2010). FashionTV is also carried worldwide by major mobile phone platforms on different VOD services.

In South America & the Caribbean, Fashion TV Latin feed reaches over 16 million homes via Turner Latin.  For more information visit FashionTV’s web site www.ftv.com

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the North American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

Information in this press release concerning Fashion TV was provided by Fashion TV and has not been independently verified by RRsat.